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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D- 2(a)

                               (Amendment No. 2)*

                          Herbalife International, Inc.
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                                (Name of Issuer)

                  Class A Common Stock $.01 Par Value Per Share
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                         (Title of Class of Securities)

                                    426908208
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                                 (CUSIP Number)

              Conrad Lee Klein, Christopher Pair and John Reynolds,
                   Co-Trustees of the Mark Hughes Family Trust
                        C/o Herbalife International, Inc.
                             1800 Century Park East
                           Century City, CA 90067-1501
                                 (310) 410-9600
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 15, 2001
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(e), 13D-1(f) or 13D-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13D-7(b) for other parties to whom copies are to be sent.


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     This Amendment No. 2 amends the Statement on Schedule 13D filed with the
Securities and Exchange Commission (the "SEC") on June 1, 2000, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on August 2, 2000 (as amended, the "Schedule 13D") and relates to the Class A Common stock par value $.01 per share (the "Class A Common Stock") of Herbalife International, Inc. (the "Issuer"). The information regarding the Class B Common Stock, par value $.01 per share ("Class B Common Stock"), contained in the Schedule 13D is for information only. Shares of Class B Common Stock are nonvoting except in limited circumstances. Capitalized terms used herein shall have the meaning set forth in the Schedule 13D.

Item 4 Purpose of the Transaction: Item 4 of the Schedule 13D is hereby amended by adding the following:

     On February 15, 2001 certain entities affiliated with the Mark Hughes Family Trust (the "Trust") delivered 5,000,000 shares of Class B Common stock to the Trustee of the DECS Trust III pursuant to purchase agreements dated March 25, 1998. Following such delivery the Trust and entities affiliated with the Trust hold 6,395,999 and 6,667,003 shares (including 999,999 and 875,001 options to purchase shares), respectively, of the Issuer's Class A Common Stock and Class B Common Stock, representing 57.36% of the Issuer's Class A Common Stock and 33.55% of the Issuer's Class B Common Stock outstanding (based upon 10,150,887 and 18,994,745 shares of Class A Common Stock and Class B Common Stock, respectively, outstanding as of November 1, 2000 as reported in the Issuer's Form 10-Q for the quarter ended September 30, 2000).

     The Trust may in the future, depending upon market prices, economic conditions or industry conditions or the availability of alternative investments, either decrease of increase its holdings of Class A Common Stock and/or Class B Common Stock.

     Except as indicated herein, the Trust has no present plans or proposals which relate to or would result in any of the consequences listed in paragraphs
(a)-(j) of Item 4 of Schedule 13D.

Item 5 Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended by adding the following:

(c)  Class of Stock    Number     Price Per Share   Shareholder            Date
     --------------    ------     ---------------   -----------            ----
     Class B           5,000,000  $17.6789          Entities affected        *
     Common Stock      Shares                       with the Trust

     * Shares were sold pursuant to purchase agreements dated March 25, 1998. See Item 4.


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                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 28, 2001                        Mark Hughes Family Trust

                                             By the Co-Trustees:

                                             /s/ Christopher Pair
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                                             /s/ Conrad Klein
                                             -----------------------------------
                                             Conrad Klein


                                             /s/ John Reynolds
                                             -----------------------------------
                                             John Reynolds


Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


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